Exhibit 99.1

Waldencast Reports Second Quarter and First Half 2022 Results

- 1H 2022 Total Net Sales of $138.2 million, increasing 24.6% from 1H 2021

- 1H 2022 Gross margin of 73.8%, up 294 bps from 1H 2021

- 1H 2022 Pro Forma Adjusted EBITDA margin of 23.5% versus 22.8% in 1H 2021

- Q2 2022 Total Net Sales of $77.1 million, increasing 23.8% from Q2 2021

- Q2 2022 Gross margin of 75.1%, up 578 basis points from Q2 2021

- Q2 2022 Pro Forma Adjusted EBITDA margin of 28.4% versus 25.4% in Q2 2021

- Company Reaffirms Guidance

August 11, 2022 – New York, New York – Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, today announced results for the second quarter and first half of 2022.

Michel Brousset, Waldencast Founder and CEO, said: “We are very pleased to report significant growth in net sales and Pro Forma Adjusted EBITDA in our second quarter and first half of fiscal year 2022. Our performance reflects the successful execution of our growth strategies which position well our Obagi and Milk Makeup brands to extend their leadership within the beauty industry.  We expect the Waldencast platform to build upon Obagi and Milk Makeup’s strong brand affinity and core strengths to further accelerate profitable growth.  Despite the broader macro environment, the beauty market continues to be very dynamic and we remain very excited about our outlook as we build awareness for our award-winning brands, launch compelling innovation, and continue our footprint expansion.”

Second Quarter Financial Highlights

●	Total net sales of $77.1 million, an increase of 23.8% from $62.3 million in the 2021 second quarter

o   OBAGI net sales of $56.6 million rose 10.9%

o   Milk net sales of $20.5 million, up 82.0%

●	Gross profit of $57.9 million, an increase of 34.1% from the 2021 second quarter with gross margin rising 578 basis points to 75.1%

o   OBAGI gross profit margin increased 692 basis points to 77.7%

o   Milk gross profit margin increased 528 basis points to 67.9%

●	Pro Forma Adjusted EBITDA was $21.9 million an increase of 38.6% reaching a Pro Forma Adjusted EBITDA margin of 28.4%

Dollars ($M)	2Q2021	2Q2022	% Change
Total Net Sales	$62.3	$77.1	+23.8%
OBAGI	$51.0	$56.6	+10.9%
Milk	$11.3	$20.5	+82.0%
Gross Profit	$43.2	$57.9	+34.1%
OBAGI	$36.1	$44.0	+21.8%
Milk	$7.1	$13.9	+97.4%
Gross Margin	69.3%	75.1%	+578	bps
OBAGI	70.8%	77.7%	+692	bps
Milk	62.6%	67.9%	+528	bps
Pro Forma Adjusted EBITDA	$15.8	$21.9	+38.6%
OBAGI	$14.5	$16.5	+14.2%
Milk	$1.3	$5.4	+301.5%
Pro Forma Adjusted EBITDA Margin	25.4%	28.4%	+303	bps
OBAGI	28.3%	29.1%	+83	bps
Milk	11.9%	26.3%	+1436	bps

First Half 2022 Financial Highlights

●	Total net sales of $138.2 million, an increase of 24.6%

o   OBAGI net sales of $99.7million up 18.1%

o   Milk net sales were $38.5 million, up 45.0%

●	Gross profit of $102.1 million an increase of 29.7% from the 2021 second half with gross margin rising 294 basis points to 73.8%

o   OBAGI gross profit margin increased 201 basis points to 77.1%

o   Milk gross profit margin increased 783 basis points to 65.3%

●	Pro Forma Adjusted EBITDA was $32.4 million, an increase of 28.2% reaching a Pro Forma Adjusted EBITDA margin of 23.5%

Dollars ($M)	1H2021	1H2022	% Change
Total Net Sales	$110.9	$138.2	+24.6%
OBAGI	$84.4	$99.7	+18.1%
Milk	$26.6	$38.5	+45.0%
Gross Profit	$78.7	$102.1	+29.7%
OBAGI	$63.4	$76.9	+21.3%
Milk	$15.3	$25.2	+64.8%
Gross Margin	70.9%	73.8%	+294bps
OBAGI	75.1%	77.1%	+201	bps
Milk	57.5%	65.3%	+783	bps
Pro Forma Adjusted EBITDA	$25.3	$32.4	+28.2%
Pro Forma Adjusted EBITDA Margin	22.8%	23.5%	+66	bps

Balance Sheet

On a Pro Forma basis, as of June 30, 2022, the Company had $44.2 million in cash and cash equivalents, gross debt of $186.1 million and net debt of $141.9 million.

Fiscal 2022 Outlook

The Company reaffirms its previously issued outlook for Fiscal 2022 provided on November 15, 2021.

●	Net Sales of $256.3 million
●	Gross profit of $189.8 million
●	Adjusted EBITDA of $49.6 million

In addition, as of the transaction close, there were 112.8 million fully diluted shares outstanding. The Company has reserved 16.1 million shares for future issuances of employee incentive awards.

Webcast and Conference Call Information

Waldencast plc will host a conference call to discuss second quarter and first half fiscal 2022 results today, August 11, 2022, at 8:00am ET. Those interested in participating in the conference call are invited to dial (855) 327-6837 (conference ID: 10020040). International callers may dial (613) 891-4304. The live webcast of the conference call will be available online at https://ir.waldencast.com/. A replay of the webcast will remain available on the website for 90 days.

About Waldencast plc

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands.  Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Skincare products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website, Facebook, Twitter and Instagram pages.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Waldencast’s outlook and guidance for fiscal 2022 and Fiscal 2023; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to recognize the anticipated benefits of the transactions with Obagi and Milk; (ii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (iii) the ability to continue to meet Nasdaq’s listing standards; (iv) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s, inability to implement its business plans or meet or exceed its financial projections and changes; (v) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; and (vi) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences.

These and other risks, assumptions and uncertainties are more fully described in the Risk Factor section of our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022 and in our other documents that we file or furnish with the Securities and Exchange Commission (the “SEC”), which you are encouraged to read. To the extent that COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many of such risk factors.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Waldencast gives no assurance that the combined company will achieve its expectations.

Reconciliation of Non-GAAP Financial Measures

The financial information and data contained in this release have not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S-X.

This release also includes certain financial measures not presented in accordance with U.S. generally accepted accounting principles (“GAAP”) including Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin. Waldencast defines Pro Forma Adjusted EBITDA as net income (loss) before interest income or expense, income tax expense, depreciation and amortization, and further adjusted for the following items: restructuring-related costs, transaction-related costs, losses on extinguishment of debt, gain on PPP loan forgiveness, stock-based compensation costs, inventory fair value adjustments, changes in fair value of warrant liabilities, losses on disposal of assets and foreign currency transaction gains and losses (“Adjusted EBITDA”). Waldencast defines Pro Forma Adjusted EBITDA Margin as combined Pro Forma Adjusted EBITDA divided by net revenue (“Adjusted EBITDA Margin”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Waldencast’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income under GAAP. You should be aware that Waldencast’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Waldencast believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing its financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non- GAAP financial measures.

This release also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Waldencast is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. For the same reasons, Waldencast is unable to address the probable significance of the unavailable information, which could be material to future results.

Contacts:

Investors

ICR

Allison Malkin/Annie Erner/Nina Weiss

waldencastir@icrinc.com

Media

ICR

Brittney Fraser/Alecia Pulman

waldencast@icrinc.com

Reconciliation of GAAP net income to Pro Forma Adjusted EBITDA

(unaudited)

(in thousands)

	1H22A				1H21A
(in thousands)	Obagi	Milk	Waldencast Acquisition Corp	Combined Waldencast	Obagi	Milk	Waldencast Acquisition Corp	Combined Waldencast
Net income/(loss)	(2,915)	4,961	5,791	7,837	12,946	2,020	(2,735)	12,231
Cumulative Pro Forma Adjustments	744	(3,817)	2,812	(261)	(42,856)	(22,923)	(30,457)	(96,236)
China carve-out	9,328	-	-	9,328	990	-	-	990
Pro Forma Net Income	7,157	1,144	8,603	16,904	(28,920)	(20,903)	(33,192)	(83,015)
Adjusted For:
Interest expense, net	5,896	21	(1)	5,916	5,537	(25)	-	5,512
Income tax benefit	232	-	-	232	(7,117)	-	-	(7,117)
Depreciation and amortization	8,570	6,032	-	14,602	8,215	5,794	-	14,009
Transaction costs	-	-	-	-	33,080	12,776	30,578	76,434
Loss on extinguishment of debt	-	-	-	-	12,628	-	-	12,628
Gain on PPP loan forgiveness	-	-	-	-	(6,824)	-	-	(6,824)
Stock-based compensation expense	2,179	669	-	2,848	2,179	665	174	3,018
Inventory fair value adjustment	-	-	-	-	4,843	4,632	-	9,475
Change in fair value of warrant liabilities	-	-	(8,602)	(8,602)	-	-	1,046	1,046
Restructuring costs	289	-	-	289	-	-	-	-
Loss on disposal of assets	-	24	-	24	52	27	-	79
Foreign currency transaction loss	26	209	-	235	94	(27)	-	67
Pro Forma Adjusted EBITDA	24,349	8,099	-	32,448	23,767	2,939	(1,394)	25,312

	2Q22A				2Q21A
(in thousands)	Obagi	Milk	Waldencast Acquisition Corp	Combined Waldencast	Obagi	Milk	Waldencast Acquisition Corp	Combined Waldencast
Net income/(loss)	2,179	3,809	2,768	8,756	12,355	918	(1,551)	11,722
Cumulative Pro Forma Adjustments	477	(1,882)	1,477	72	365	(5,074)	855	(3,854)
China carve-out	5,028	-	-	5,028	193	-	-	193
Pro Forma Net Income	7,684	1,927	4,245	13,856	12,913	(4,156)	(696)	8,061
Adjusted For:
Interest expense, net	2,947	(4)	(1)	2,942	3,284	(23)	-	3,261
Income tax benefit	306	-	-	306	(2,671)	-	-	(2,671)
Depreciation and amortization	4,308	3,068	-	7,376	4,120	2,901	-	7,021
Transaction costs	-	-	-	-	-	-	-	-
Loss on extinguishment of debt	-	-	-	-	-	-	-	-
Gain on PPP loan forgiveness	-	-	-	-	(6,824)	-	-	(6,824)
Stock-based compensation expense	1,009	254	-	1,263	1,089	335	-	1,424
Inventory fair value adjustment	-	-	-	-	2,421	2,316	-	4,737
Change in fair value of warrant liabilities	-	-	(4,244)	(4,244)	-	-	696	696
Restructuring costs	279	-	-	279	-	-	-	-
Loss on disposal of assets	-	-	-	-	52	27	-	79
Foreign currency transaction loss	(32)	143	-	111	69	(58)	-	11
Pro Forma Adjusted EBITDA	16,501	5,388	-	21,889	14,453	1,342	-	15,795